ATTORNEYS AT LAW
945 EAST PACES FERRY ROAD, SUITE 2700
ATLANTA, GEORGIA 30326-1380
404.923.9000
FAX: 404.923.9099
EBGLAW.COM

EDWARD H. BROWN
TEL: 404.869.5342
FAX: 404.869.5442
EBROWN@EBGLAW.COM

December 21, 2007

Peggy Kim, Esq.
Attorney-Adviser
Office of Mergers and
Acquisitions
United States Securities
and Exchange Commission
Washington, DC 20549-3628

Re:	Chestatee Bancshares, Inc. Schedule 13E-3 filed October 19, 2007 File No. 005-78638 Schedule 14A filed October 19, 2007 File No. 000-30273

Dear Ms. Kim:

In response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter of November 8, 2007, the Company has filed via EDGAR, Amendment No. 1 (the “Amendment”) to the Company’s Schedule 13E-3 and Proxy Statement on Schedule 14A. In order to facilitate the examination of the amended filings, we furnish this cover letter which refers to the Staff comments as contained in your November 8 letter, as well as a marked copy of the filing showing the changes from the original filing.

There is one item of special mention. The Company has decided not to impose the transfer restrictions on the shares of stock. Consequently, the amendment to the Articles to create the restriction has been eliminated, along with the discussion of the restriction in the Proxy.

ATLANTA  •  CHICAGO  •  DALLAS  •  HOUSTON  •  LOS ANGELES  •  MIAMI
NEWARK  •  NEW YORK  •  SAN FRANCISCO  •  STAMFORD  •  WASHINGTON, DC

Epstein Becker Green Wickliff & Hall, P.C. in Texas only.

Peggy Kim, Esq.
December 21, 2007

Schedule 13E-3

Staff Comment No. 1:

We note that you are purporting to create two classes of securities out of what is currently a single class of common stock, for the purpose of taking the company private by causing the existing class of common stock to be held by less than 300 security holders of record and causing each “new” class of preferred stock to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the common stock and Class A and Class B preferred stock are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Also, please provide a formal opinion of counsel that your existing common stock and your newly authorized classes of preferred stock are separate classes of securities under Georgia state law. Your response should also provide counsel’s legal analysis as to why it is opining that your existing common stock and the newly authorized classes of preferred stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of your existing and new classes of stock and why the rights of each class support the opinion of counsel.

Company’s Response:

Accompanying this cover letter, we have included an opinion letter of counsel (the “Opinion Letter”) opining that the Common Stock, Class A Preferred Stock and Class B Preferred Stock are separate classes of securities under Georgia state law. The Opinion Letter also includes our legal analysis and a detailed discussion and comparison of each feature of the existing and new classes of stock and why the rights of each class support our opinion.

With respect to the Class A and Class B Preferred Stock being separate classes for purposes of deregistration, Section 12(g) of the Exchange Act generally provides that every issuer of securities shall, within 120 days after the last day of its first fiscal year on which the corporation has total assets exceeding $1 million and a class of equity security held by record of 500 or more persons, register such security with the Commission. For purposes of determining the applicability of these registration requirements to corporations, Section 12(g)(5) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) defines the term “class” to include all securities of a corporation that are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.

Peggy Kim, Esq.
December 21, 2007

In this case, the Common Stock, Class A Preferred Stock and Class B Preferred Stock have substantially different rights and limitations with respect to voting, dividends and convertibility, all of which are summarized in the Opinion Letter.

The Commission has agreed that types of stock that differ in liquidation preference and voting rights are not of the same class. In a No-Action letter, the Commission concurred with Motorola, Inc.’s view that its Common Stock (which had a $2.00 liquidation preference) and its Class A Common Stock (which had a 4-to-1 voting edge over the common stock) were not the same class of securities under Section 12(g)(5). Motorola, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 78,703 (December 30, 1971). Similarly, the Company’s Common Stock, Class A Preferred Stock and Class B Preferred Stock should not be considered to be of the same “class” of stock. The Company’s Common Stock has unlimited voting rights, the Class A Preferred Stock has limited voting rights, while the Class B Preferred Stock is generally nonvoting. Although the Motorola No-Action Letter, involved varying liquidation preferences, the Company instead has varying dividend preferences for the different classes of its stock. The Class A Preferred Stock has a five percent dividend preference over the Common Stock, while the Class B Preferred Stock is entitled to a dividend preference over the Class A Preferred Stock in an amount equal to the greater of either a five percent dividend preference, or $0.10 per Class B Preferred Stock share.

In another No-Action letter, the Commission concurred with Turner Broadcasting System’s view that its Class B Common Stock (which had a dividend preference whereby the Class A Common Stock would only receive 90% of the dividend paid to the Class B Common Stock) and its Class A Common Stock (which had a 5-to-1 voting edge over the Class B Common Stock) were not the same class of securities for purposes of Section 16(a). Turner Broadcasting Systems, Inc., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) ¶ 79,440 (February 6, 1990). Although this letter specifically dealt with classes of securities for purpose of Section 16(a), it demonstrates that differences in voting and dividend rights alone will lead classes to be considered different classes of securities under the Exchange Act.

The Commission also took a “no-action” position in favor of an issuer of units of limited partnership interest that treated two classes of limited partnership interests (Class A and Class B) as separate classes of securities. The differences between the two classes consisted of (i) the Class A interests receiving a 10% return on invested capital and the Class B interests receiving a 9% return on invested capital; (ii) 90% of certain losses were charged annually to the Class B interests; (iii) any surplus funds were distributed first to Class A interests equal to their capital contributions and cumulative return on invested capital; then to the Class B interests in an amount equal to their capital contribution and cumulative return on invested capital; and finally 90% of any remaining surplus was distributed 20% ratably to Class A interests and 80% ratably to Class B interests. As limited partners, the Class A interest and Class B interest had only limited voting rights. Cal-American Income Property Fund II, SEC No-Action Letter, (September 1, 1975). The differences between the two classes of securities in Cal-American, which was a partnership, primarily centered on the allocation of profits and losses and distributions. Not only does the Company have varying dividend preferences for its different classes of stock (similar to the varying distribution references in Cal-American), it also has varying voting rights and conversion rights for its classes of stock.

Peggy Kim, Esq.
December 21, 2007

Based on the foregoing and given the differing character of the classes of securities and the different rights and privileges afforded to holders of the Class A Preferred Stock as compared to holders of the Common Stock and Class B Preferred Stock, and vice versa, the securities should not constitute the same “class” of securities for purposes of Section 12(g)(5) of the Exchange Act.

Staff Comment No. 2:

In your letter and notice of special meeting to shareholder and at the forepart of the proxy statement, including, but not limited to the pertinent Q&A, please include a statement in a prominent and highlighted fashion that given the decreased liquidity of the securities as a result of the Rule 13e-3 transaction, the exercise of dissenters’ rights is the last opportunity within the control of the security holders to receive cash and to receive such cash they must strictly comply with the steps required under Georgia law. Underscore the fact that to receive such cash, in accordance with the dissenters’ rights, the security holder must not vote in favor of these proposed amendments. Please consider moving your Q&A on dissenters’ rights to the forepart of the summary term sheet.

Company’s Response:

We have revised the disclosure on dissenters’ rights by moving it forward in the summary term sheet on page 4. With respect, however, to highlighting the idea that the exercise of dissenters’ rights is the last opportunity within the control of the shareholders to receive cash for their shares, it is our position that such disclosure is immaterial and potentially misleading to shareholders. We believe the Staff’s impression that there will be decreased liquidity of the securities as a result of the 13e-3 transaction, is misplaced. As we have discussed in several locations within the filing, the Company is not, and has not, been listed on any exchange, nor has there been any active market for the stock. Rather, all sales to date have been in private transactions. We do not anticipate that the transaction will adversely affect the limited liquidity or the market as it exists prior to the transaction. Sales will continue on a private basis, and, as a result, shareholders will continue to possess the same relative ability to sell their shares after the Reclassification as they currently possess. We have also revised the disclosure by modifying discussions of liquidity on pages 7, 24, 30 and 32.

Peggy Kim, Esq.
December 21, 2007

Staff Comment No. 3:

Please revise so that the information required by Items 7, 8 and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the forepart of the disclosure document. Refer to Rule 13e-3(e)(1)(ii).

Company’s Response:

We have modified the disclosure by retitling on page 14 the section “Proposals 1 and 2. Amendments to our Articles of Incorporation” as “Special Factors” in accordance with the rule. We have also redesignated the subheadings in order to be more useful to readers.

Staff Comment No. 4:

We note that you state that the board believes that the reclassification is substantively and procedurally fair to your shareholders. Please revise to state whether each filing person believes that the reclassification is substantively and procedurally fair to each group of unaffiliated shareholders, namely the unaffiliated common stockholders and unaffiliated Class A and B preferred stock holders. Refer to Item 1014 of Regulation M-A. Please also include the information required by Item 1013 for each filing person.

Company’s Response:

We have modified the disclosure on page 22 entitled “Our Position as to the Fairness of the Reclassification” to comply with the regulation.

Schedule 14A

Staff Comment No. 5:

Please revise to combine Q&A regarding the reclassification with the Q&A regarding the special meeting which begins on page 41. In addition, please revise your summary term sheet to include a brief summary of all the significant terms of the reclassification and going private transactions. For example, your summary term sheet should include a brief discussion of the following:

•	The net asset or liquidation value as of a recent date;
•	Identity of affiliates engaged in the going private transaction and a description of their relationship with the issuer and their role in the transactions; and
•	The decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to stockholders.

Peggy Kim, Esq.
December 21, 2007

Company’s Response:

We have modified the disclosure by moving the Q&A regarding the special meeting into the Q&A regarding the Reclassification and the Summary Terms of the Reclassification. With respect to the additional information to be supplied in the summary, we would refer you to the additional information under the question, “Do your directors and officers have different interests in the reclassification?” on page 8, and “Has the Company obtained any reports, opinions or appraisals from an outside party relating to the fairness of the consideration being offered to the shareholders?” on page 8. As discussed in the Q&A regarding reports or appraisals, since there is no cash-out occurring, the Company did not consider liquidation or net asset value to be relevant to the transaction.

Staff Comment No. 6:

Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act require of public companies, and the reporting obligations for directors, officers and principal stockholders of public companies. Please also consider including these points in your discussion of the detriments to unaffiliated security holders relating to the going private transaction.

Company’s Response:

We have modified the disclosure in response to the question, “What does it mean for the company and our shareholders that Chestatee Bancshares will no longer be a public company subject to federal securities laws reporting obligations?” on page 7 to comply with the Staff’s request. In addition, please note that we have added additional disclosure on page 30 under “Effects of the Reclassification on Chestatee Bancshares - Elimination of Liability Under Section 18 of the Exchange Act” and “-Elimination of Protection Under Section 16 of the Exchange Act.” Finally, we have also modified the disclosure on page 29 under “Effects of the Reclassification of Chestatee Bancshares - Effects on our Directors and Executive Officers” which is noted in response to the Staff’s Comment No. 18.

Peggy Kim, Esq.
December 21, 2007

Staff Comment No. 7:

We note that the Board recommends the approval of all three proposed amendments and intends to vote for the proposed amendments. Please state whether each filing person, including Mr. Curry and Ms. McLeod, recommends the reclassification and will vote to approve each of the amendments. Refer to Item 1012(d) and (e) of Regulation M-A.

Company’s Response:

We have modified the disclosure on page 8 to incorporate the recommendation of Mr. Curry and Ms. McLeod.

Staff Comment No. 8:

Please revise to include a column that describes the terms of the common stock before the reclassification. In addition, please revise to further describe the voting rights of Class B Preferred stockholders. Further, please describe the conversion terms, and company’s rights to repurchase, and anti-dilution rights.

Company’s Response:

We have modified the disclosure to include on page 9 the requested revisions and additional information.

Staff Comment No. 9:

Please further describe the restrictions on your ability to pay dividends. We note that on page 50 you state that your ability to pay dividends is dependent on cash dividends paid to you by your subsidiary, and that your subsidiary’s ability to pay dividends to you is restricted by applicable regulatory requirements. In addition, on page 36, you state that under Georgia law, dividends may be paid only if, after their payment, you can pay your debts as they come due in the usual course of business, and then only if your total assets equal or exceed the sum of your liabilities.

Peggy Kim, Esq.
December 21, 2007

Company’s Response:

We have modified the disclosure with respect to the payment of dividends on page 53 to incorporate a cross-reference to the later discussion. Additional disclosure regarding limitations on payment of dividends has been included following the table and in “Market Price of Chestatee Bancshares, Inc. Common Stock and Dividend Information - Market for Common Stock - Dividends” on page 53. With respect to the reference to dividends only being permitted if the Company can pay debts as they come due, this reference is intended to refer to dividends paid by the Company, as opposed to the bank. We have modified this reference on page 53 to clear up this potential ambiguity. The 50% of net earnings dividend restriction on the bank is substantially more restrictive.

Staff Comment No. 10:

Please revise the third bullet to clarify that you believe the issuance of Class A and B preferred stock is a tax-free recapitalization, as stated on page 30.

Company’s Response:

We have modified the disclosure by revising the third bullet point to clarify this issue.

Staff Comment No. 11:

We note that you intend to pay for the going private transaction with dividends paid to you by your subsidiary, Chestatee State Bank. Please disclose your subsidiary’s source of funds and whether your subsidiary will be able to pay you the $95,000 and the fair value for dissenters’ shares. Refer to Item 1007(a) of Regulation M-A.

Company’s Response:

We have modified the disclosure to include an additional discussion on page 33 regarding the Bank’s ability to dividend the necessary amounts to the Company.

Staff Comment No. 12:

Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. We note that it appears that Mr. Brown is your outside counsel; please identify Mr. Brown and his law firm as outside counsel at the first meeting on May 8, 2007. Please also identify any other counsel and the members of management who were present at each meeting. Please also revise so that it is clear how the reclassification ratio and the terms of the new common and Class A and B preferred stock were determined.

Peggy Kim, Esq.
December 21, 2007

Company’s Response:

We have modified the disclosure to include additional discussion on page 16 with respect to the Staff’s concern.

Staff Comment No. 13:

We note that you estimate that you will save up to $250,000 per year; however, you intend to continue to prepare financial information and disseminate annual reports and periodic information to shareholders. Therefore, you would still continue to incur some auditor fees, printing and mailing costs, and use of management and staff time to prepare these annual reports and periodic information even after the going private transaction. Please revise to present the incremental cost savings from no longer being a public reporting company.

Company’s Response:

We have modified the disclosure on page 19 by revising the discussion to clarify the cost savings.

Staff Comment No. 14:

Please further describe the reasons for rejecting each alternative. Please quantify the estimated cost of an issuer tender offer, the offering price per share and what the offering price was based upon. Please describe and quantify the estimated costs of a reverse stock split, the reverse split ratio that was considered, and whether another ratio would eliminate fewer shareholders. Please quantify the costs of a cash-out merger, the cash price considered and what this price was based upon.

Company’s Response:

We have modified the disclosure to provide additional discussion beginning on page 21 of the various alternatives and to further describe the reasons for rejecting each alternative and for recommending the reclassification.

Staff Comment No. 15:

Please revise the second bullet to address the difficulty of acquiring additional shares, given the illiquidity of your common stock, as disclosed on page 8. Please also quantify the reduced expenses in the eighth bullet.

Peggy Kim, Esq.
December 21, 2007

Company’s Response:

We have modified the disclosure on page 23 to include additional discussion in response to the comment in both the second and eighth bullet.

Staff Comment No. 16:

Please revise to include in this section the affirmative statement that the going private transaction is not structured so that approval of at least a majority of the unaffiliated security holders is required. Refer to Item 1014(c) of Regulation M-A.

Company’s Response:

We have modified the disclosure on page 32 in response to the Staff’s comment.

Staff Comment No. 17:

Please revise to state whether the common stock subject to the reclassification will be retained, retired, held in treasury, or otherwise disposed of. Refer to Item 1006(b) of the Regulation M-A.

Company’s Response:

We have modified the disclosure under “Effects of the Reclassification on Chestatee Bancshares - Effect of the Proposed Transaction on our Outstanding Common Stock” on page 28.

Staff Comment No. 18:

Please describe the filing persons’ interest in the net book value and net earnings of Chestatee in terms of both dollar amounts and percentages. Refer to Instruction 3 to Item 1013 of the Regulation M-A.

Company’s Response:

We have modified the disclosure on page 30 in response to the Staff’s comment.

Peggy Kim, Esq.
December 21, 2007

Staff Comment No. 19:

Please revise to clarify that the filing persons will continue to own common stock and therefore, will not recognize any gain or loss. Please also revise to clarify whether affiliates will be able to take advantage of any net operating loss carry forward and, if so, how this impacted the decision to structure the transaction in this manner.

Company’s Response:

We have modified the disclosure on page 34 clarifying the tax consequences to filing persons. With respect to the Staff’s comment regarding the carryforward of any net operating loss, no additional disclosure has been included. Due to the fact that no taxable gain is being generated from the Reclassification, there is no ability to take advantage of any net operating loss carryforward under the Reclassification.

Staff Comment No. 20:

Please eliminate the phrase from the last paragraph in this section that the summary of the dissenters’ rights “is qualified in its entirety” by reference to the full text of the provisions of the GBCC. The information you provide in the proxy statement must be materially complete and the qualification suggests that this summary may not be materially complete. Note that this language is also inappropriately used on page 44 with respect to the selected historical financial information. Please revise accordingly.

Company’s Response:

We have modified the disclosures as requested. As noted in Staff Comment No. 2, security holders electing to dissent must “strictly comply” with Georgia law, and therefore we believe it is important to direct shareholders to the full text even though the summary is materially complete.

Staff Comment No. 21:

Please describe the anti-dilution provisions of the Class A and B preferred stock.

Company’s Response:

We have modified the disclosure on pages 42 and 44 regarding anti-dilution provisions.

Peggy Kim, Esq.
December 21, 2007

Staff Comment No. 22:

Please revise to disclose the conversion rate for the Class A and B preferred stock. The proposed articles of incorporation state that the conversion rate will be one-for-one.

Company’s Response:

We have modified the disclosure on page 47 and 48 regarding conversion rights.

Staff Comment No. 23:

Please revise to include the information required by Item 1003(c)(3) and (4) of Regulation M-A. If applicable, disclose that the answer is in the negative. Refer to Instruction E to Schedule 13E-3.

Company’s Response:

We have modified the disclosure on page 50 under “Certain Relationships and Related Transactions.”

Staff Comment No. 24:

Please revise to include the information required by Item 1005(e) of Regulation M-A.

Company’s Response:

We have modified the disclosure on page 50 under “Certain Relationships and Related Transactions.”

Staff Comment No. 25:

We note that you state: “[w]e have made no purchases of shares of our common stock during the past two years.” Please revise to describe any purchases by any filing person during the past two years. Refer to Item 1002(f) of Regulation M-A.

Company’s Response:

We have modified the disclosure on page 59 outlining purchases of stock by filing persons since January 1, 2006.

Peggy Kim, Esq.
December 21, 2007

Staff Comment No. 26:

Please revise to include all options that are exercisable within 60 days as required by Rule 13d-3. According to footnotes 2, 3 and 16, it appears that not all options exercisable within 60 days were included in the calculation. In addition, we note that footnotes 4, 5 and 8 exclude options owned by spouses. Please revise to include these securities if the member of management has investment or voting power over these securities, or tell us why you believe it is appropriate to exclude these options.

Company’s Response:

We have modified the disclosure on page 56 to correct errors regarding dates of exercise. In addition, the footnotes have been revised to include certain additional shares as appropriate. In regards to footnotes 2 and 3 and the inclusion of all options that are exercisable within 60 days in the calculations, we believe it is appropriate to exclude certain options from the calculations. As stated in footnotes 2 and 3, the calculations were made by assuming the named person exercises all of the options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. This is in compliance with Reg. §240.13d-3(d)(1)(i) which states “[a]ny securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.”

In regards to footnote 16 and the inclusion of all options that are exercisable within 60 days in the calculations, we believe it is appropriate to exclude certain options from the calculations. As stated in footnote 16, the calculation was based upon 938,924 shares (which takes the sum of the beneficially owned shares of the Officers and Directors and eliminates 8,791 shares so the shares which are owned by Byrd & Howard Properties and are beneficially included for both Marcus C. Byrd, Jr. and B. Todd Howard are not counted twice) beneficially owned by the Directors and Officers and determined by assuming that all twelve named Directors and Officers exercise all 356,037 options which they have the right to acquire within 60 days, but that no other persons exercise any options.

In regards to the elimination of 8,791 shares owned by Byrd & Howard Properties, so the same shares are not counted twice, pursuant to Reg. §229.403 (Item 403, Instructions to Item 403 #5), “for purposes of paragraph (b) [referring to disclosures related to the beneficial ownership of management], in computing the aggregate number of shares owned by the Directors and Officers of the registrant as a group, the same shares shall not be counted more than once. In regards to the total of 356,037 beneficially owned options by the Directors and Officers which were determined by assuming that all twelve named Directors and Officers exercise all 356,037 options which they have the right to acquire within 60 days, but that no other persons exercise any options, this is in compliance with the Exchange Act. As previously stated, Reg. §240.13d-3(d)(1)(i) states “[a]ny securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not to deemed to be outstanding for the purpose of computing the percentage of the class by any other person.”

In regards to footnotes 4, 5 and 8, as requested, we have revised the Proxy to include these securities in the beneficial ownership calculations of the appropriate Officers and Directors.

Peggy Kim, Esq.
December 21, 2007

Staff Comment No. 27:

Please revise the proxy card to disclose that unless all three amendments are approved, none of the amendments will be effected.

Company’s Response:

We have modified the proxy card as suggested.

We have also included the requested acknowledgment executed by the company and all filing persons acknowledging that each is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company and each filing person may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Once the Staff has the opportunity to review the response and the changes to the filing documents, we would be happy to discuss with you any questions that you may have.

Sincerely, /s/ Edward H. Brown Edward H. Brown

EHB:kdm

cc:	Mr. J. Philip Hester Robert D. Klingler, Esq.

EXHIBIT A

ATTORNEYS AT LAW
945 EAST PACES FERRY ROAD, SUITE 2700
ATLANTA, GEORGIA 30326-1380
404.923.9000
FAX: 404.923.9099
EBGLAW.COM

December 21, 2007

Chestatee Bancshares, Inc.
6639 Highway 53 East
Dawsonville, Georgia 30534

Re:   Schedule 13E-3 Transaction (Chestatee Bancshares, Inc.)

Ladies and Gentlemen:

We have acted as counsel to Chestatee Bancshares, Inc., a Georgia corporation (the “Company”), in connection with the filing of its Schedule 13E-3 with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended, related to proposed amendments to the Company’s Articles of Incorporation providing for the reclassification (the “Reclassification”) of certain shares of the Company’s common stock (the “Common Stock”), no par value, to shares of the Company’s proposed new classes of Class A Preferred Stock (the “Class A Preferred Stock”), no par value, and Class B Preferred Stock (the “Class B Preferred Stock”), no par value, and designed to reduce the number of shareholders of record of the Company’s common stock below 300. The Class A Preferred Stock and the Class B Preferred Stock may be collectively referred to herein as the “Preferred Stock.”

In our capacity as counsel to the Company and in connection with the Reclassification, we have been asked to deliver our opinion as to whether the Common Stock, Class A Preferred Stock and Class B Preferred Stock constitute separate classes of stock under Georgia law. We have reviewed the current designations of the Common Stock as set forth in the Company’s Articles of Incorporation and described in the Company’s preliminary proxy statement filed with the Commission under cover of Schedule 14A, as amended (the “Proxy Statement”), and the proposed designations of the Common Stock, the Class A Preferred Stock and the Class B Preferred Stock as set forth in Articles of Amendment attached as Appendix A to the Proxy Statement (the “Articles of Amendment”). We have also reviewed applicable provisions of the Georgia Business Corporation Code (the “Corporation Code”), the Georgia Securities Act of 1973 (the “Georgia Securities Act”), and such other sources and documents as we have deemed appropriate as a basis for the opinions hereinafter set forth. As to all matters of fact, we have relied on the certificates of the officers of the Company.

State Corporation Code Analysis

Under Section 14-2-601(a) of the Corporation Code, a Georgia corporation’s articles of incorporation must:

“…prescribe the classes of shares and the number of shares of each class that the corporation is authorized to issue. If more than one class of shares is authorized, the articles of incorporation must prescribe a distinguishing designation for each class and, prior to the issuance of shares of a class, the preferences, limitations, and relative rights of that class must be described in the articles of incorporation….”

ATLANTA  •  CHICAGO  •  DALLAS  •  HOUSTON  •  LOS ANGELES  •  MIAMI
NEWARK  •  NEW YORK  •  SAN FRANCISCO  •  STAMFORD  •  WASHINGTON, DC

Epstein Becker Green Wickliff & Hall, P.C. in Texas only.

Chestatee Bancshares, Inc.
December 21, 2007

Section 14-2-602(a) of the Corporation Code provides that if a corporation’s articles of incorporation so provide:

“…the board of directors may determine, in whole or in part, the preferences, limitations, and relative rights of (1) any class of shares before the issuance of any shares of that class or (2) one or more Class within a class, and designate the number of shares within that Class, before the issuance of any shares of that Class.”

Article Three of the Company’s Articles of Incorporation authorizes 10,000,000 shares of voting common stock, no par value per share (the “Common Stock”) and 10,000,000 shares of non-voting common stock, no par value per share. In connection with the Reclassification, the board of directors has authorized the Company to file the Articles of Amendment in order to add transfer restrictions to the Common Stock and to establish and authorize 5,000,000 shares of Class A Preferred Stock and 5,000,000 shares of Class B Preferred Stock with the relative rights, preferences and other terms as described therein.

Section 14-2-601(c) of the Corporation Code requires that the Company’s Articles of Incorporation authorize:

“(1) One or more classes of shares that together have unlimited voting rights; and

(2) One or more classes of shares (which may be the same classes or classes as those with voting rights) that together are entitled to receive the net assets of the corporation upon dissolution.”

Under Section 14-2-721 of the Corporation Code, since the Articles of Incorporation do not provide otherwise, the shares of voting Common Stock are entitled to one vote on each matter voted on at a shareholders’ meeting. Accordingly, the outstanding shares of Common Stock have unlimited voting rights. Pursuant to the Articles of Amendment, the Class A Preferred Stock has limited voting rights; being only those voting rights required by law and the right to vote upon any proposal for a Change in Control, as defined in the Articles of Amendment. Pursuant to the Articles of Amendment, the Class B Preferred Stock has limited voting rights; being only those voting rights required by law.

Chestatee Bancshares, Inc.
December 21, 2007

Upon dissolution of the Company, as set forth in the Articles of Amendment, the holders of the Class A Preferred Stock and the Class B Preferred Stock shall share ratably with the holders of the Common Stock and the holders of the other Class of Preferred Stock based on their respective number of shares, regardless of class or type, based on an assumed conversion of the Class A Preferred Stock and Class B Preferred Stock into shares of Common Stock on the basis of one for one.

Section 14-2-601(d) of the Corporation Code provides that a corporation’s articles of incorporation may authorize one or more classes or Class of stock that:

“(1) Have special, conditional, or limited voting rights, or no right to vote, except to the extent prohibited by this chapter;

(2) Are redeemable, exchangeable, or convertible as specified in the articles of incorporation:

(A) At the option of the corporation, the shareholder, or another person or upon the occurrence of a designated event;

(B) For cash, indebtedness, securities, or other property; or

(C) In a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(3) Entitle the holders to distributions calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative; and

(4) Have preference over any other class or Class within a class of shares with respect to distributions, including dividends and distributions upon the dissolution of the corporation.”

The Comments to Section 14-2-601 of the Corporation Code indicate that the foregoing is a list of the “principal features that are customarily incorporated into classes of shares.” Section 14-2-601(f) provides that the foregoing list is not exhaustive. The proposed Class A Preferred Stock and the Class B Preferred Stock include several of these features which distinguish them from the Common Stock and from each other. These distinguishing features of the Class A Preferred Stock, Class B Preferred Stock and Common Stock are described below:

Voting Rights. Except as required by law, the holders of the Class A Preferred Stock shall have limited voting rights, and shall be entitled to vote only upon a proposal for a Change in Control, as defined in the Articles of Amendment. The Class B Preferred Stock shall only have those voting rights as required by law. Such limited voting rights of the Preferred Stock contrast with the unlimited voting rights afforded to the holders of the Common Stock, including, significantly, the right to vote on the election of directors of the Company, the adoption of stock incentive plans and most charter amendments. The “required by law” clause refers to the provisions of the Corporation Code that permit a class of shares that is designated to be nonvoting to vote on amendments to a corporation’s articles of incorporation and mergers or share exchanges that directly affect that class of shares. See Sections 14-2-726, 14-2-1004 and 14-2-1103 of the Corporation Code. The Class B Preferred Stock only has those voting rights that are required by law. The voting rights of the Class B Preferred Stock contrast with those of the Class A Preferred Stock which has those voting rights that are required by law as well as the right to vote upon a proposal for a Change in Control, as defined in the Articles of Amendment. The Articles of Amendment define a Change in Control as: (i) a merger, share exchange, consolidation or other business combination of the Corporation with any other “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) or affiliate thereof, other than a merger, share exchange, consolidation or business combination that would result in the outstanding common stock of the Corporation immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into common stock of the surviving entity or parent or affiliate thereof) more than fifty percent (50%) of the outstanding common stock of the corporation or such surviving entity or parent or affiliate thereof outstanding immediately after such merger, share exchange, consolidation or business combination; or (ii) an agreement for the sale or disposition by the Corporation of all or substantially all of the Corporation’s assets. As a result of the right to vote on any proposal for a Change in Control, the Class A Preferred Stock holders are afforded significantly more voting rights than the Class B Preferred Stock holders.

Chestatee Bancshares, Inc.
December 21, 2007

Convertibility. Shares of both the Class A Preferred Stock and Class B Preferred Stock shall automatically convert into shares of Common Stock, on the basis of one share of Common Stock for each share of Preferred Stock, immediately prior to the effective closing of any Change in Control of the Company. The conversion of the Preferred Stock into Common Stock is contingent upon the closing of the Change in Control. The Common Stock is not subject to any convertibility feature.

With respect to the convertibility of the Preferred Stock, Section 14-2-601(d) of the Corporation Code specifically provides that a corporation’s articles of incorporation may authorize one or more classes of stock that are convertible upon the occurrence of a designated event into cash, indebtedness, securities or other property. Section 14-2-603(a) of the Corporation Code provides:

“A corporation may issue the number of shares of each class or series authorized by the articles of incorporation. Shares that are issued are outstanding until they are reacquired, redeemed, converted, or canceled.”

Accordingly, issued shares of a convertible class of stock are deemed under the Corporation Code to be outstanding shares of the convertible class of stock until they are converted. Stated differently, shares of a convertible class of stock are not deemed to be shares of the class into which they are convertible until the time they are converted. As a result, outstanding shares of the Class A Preferred Stock and Class B Preferred Stock will be separate classes of stock from the Common Stock under the Corporation Code until such time as they are converted.

Chestatee Bancshares, Inc.
December 21, 2007

Moreover, the right to convert the Preferred Stock to Common Stock is limited solely to the occurrence of a Change in Control of the Company, a condition over which neither the holders of the Class A Preferred Stock nor Class B Preferred Stock will have any control. Since the holders of the Class A Preferred Stock will only hold approximately 14 percent of the voting rights with respect to a Change in Control proposal, no one holder of Class A Preferred Stock nor the holders of the Class A Preferred Stock voting as a group could cause a Change in Control and the resulting conversion to occur. The holders of Class B Preferred Stock are not entitled to vote upon a proposal for a Change in Control. In light of the limited application of the conversion of the Preferred Stock, holders the Preferred Stock do not enjoy substantially similar rights and privileges to those enjoyed by the holders of the Common Stock. Likewise, although the holders of the Class A Preferred Stock do not have the voting power to dictate the approval of a proposal for a Change in Control, they do have the right to vote upon a proposal for a Change in Control, which right isn’t enjoyed by the holders of the Class B Preferred Stock. As such, holders the Class B Preferred Stock do not enjoy substantially similar rights and privileges to those enjoyed by the holders of the Class A Preferred Stock.

Dividend Rights. Under Section 2(c)(2) of the Articles of Amendment, prior to the payment of any dividends to the holders of Common Stock, the holders of the Class A Preferred Stock shall be entitled to a preference in the distribution of dividends and are entitled to receive dividends in an amount per share that is equal to 105% of the amount per share of dividends paid on the Common Stock.  Under Section 2(d)(2) of the Articles of Amendment, prior to the payment of any dividends to the holders of the Class A Preferred Stock or the Common Stock, the holders of the Class B Preferred Stock shall be entitled to a preference in the distribution of dividends and are entitled to receive dividends in an amount equal to the greater of (i) a per share amount that is equal to 105% of the amount per share of dividends paid on the Class A Preferred Stock, or (ii) $0.10 per share of Class B Preferred Stock per fiscal year. Neither the shares of Class A Preferred Stock, the Class B Preferred Stock nor the shares of Common Stock are entitled to cumulative dividends.

While Section 14-2-601 of the Corporation Code does not require that different classes of a corporation’s stock have substantially different features or characteristics, as described herein, the Common Stock, the Class A Preferred Stock and the Class B Preferred Stock have substantially different voting, dividend, and conversion rights.

Section 14-2-601(a) of the Corporation Code merely requires that the articles of incorporation “prescribe a distinguishing designation for each class.” Accordingly, under the Corporation Code, different classes of a corporation’s stock may be distinguished by simply providing distinguishing titles for the classes, such as “Common Stock,” “Class A Common” or “Series A Preferred Stock.” Moreover, under Sections 14-2-601(c) and (d) of the Corporation Code, a Georgia corporation’s articles of incorporation may authorize “one or more classes of shares” that have the various features described under those provisions. Accordingly, Section 14-2-601 of the Corporation Code specifically contemplates that different classes of stock may have similar fundamental characteristics.

Chestatee Bancshares, Inc.
December 21, 2007

Georgia Securities Act Analysis

Section 10-5-2(a)(27) of the Georgia Securities Act provides a definition of the term “securities of the same class” as used under the Georgia Securities Act. This definition has no application under the Corporation Code.

Under Section 10-5-2(a)(27), “securities of the same class” means:

“(A) All common stock of an issuer, regardless of varying series or designations, and all securities convertible into common stock or conferring the right to acquire common stock; or

(B) All preferred stock of an issuer, regardless of varying preferences, series, or designations, and all securities convertible into preferred stock or conferring the right to acquire preferred stock.”

The Class A Preferred Stock and Class B Preferred Stock are likely considered “securities of the same class” as result of Section 10-5-2(a)(27)(B), and the Preferred Stock and Common Stock could be considered “securities of the same class” as result of Section 10-5-2(a)(27)(A), with respect to the application of two limited provisions of the Georgia Securities Act, which are described below. The actual application of this definition to the Preferred Stock and Common Stock would, however, depend on whether “securities convertible into common stock” as used in the definition includes securities, such as the Preferred Stock, that are not generally convertible at the option of the holder. It is not clear that the definitions under Sections 10-5-2(a)(27)(A) and (B) would ever apply to the Preferred Stock and the Common Stock, since the Preferred Stock is not generally convertible to Common Stock at the option of the holder, but rather is convertible upon a limited corporate event (i.e., a Change in Control) which the holders of neither the Class A Preferred Stock not the Class B Preferred Stock will be able to unilaterally cause to occur. We have not addressed this question in our analysis, as it was not necessary in order for us to render our opinion.

First, Section 10-5-6(e) of the Georgia Securities Act provides that in connection with the registration of securities for sale in Georgia, where the issuer has not had any substantial gross revenue or net income for the past three years, the Georgia securities commissioner may require as a condition to the registration that “securities of the class” issued to an executive officer, director, general partner or affiliate of the issuer at a price below the offering price or for a consideration other than cash be deposited into an escrow account.

The Preferred Stock to be issued in the Reclassification is a covered security under Section 18(b)(4)(C) of the Securities Act of 1933 because it is exempt from registration under Federal securities law by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”). As a result, under Section 18(a)(1)(A), no Georgia law requiring the registration of the Preferred Stock directly or indirectly applies to the Preferred Stock. In addition, the issuance of the Preferred Stock in connection with the Reclassification is exempt from registration under the Georgia Securities Act pursuant to Section 10-5-9(12). Since the Preferred Stock is exempt from registration under the Georgia Securities Act, on its face Section 10-5-6(e) is not applicable to the Reclassification.

Chestatee Bancshares, Inc.
December 21, 2007

Second, Section 10-5-12(a)(4)(A) provides that in connection with the sale of any securities registered under the Georgia Securities Act, it shall be unlawful for any person:

“to make any representation concerning any future sale of ‘securities of the same class by the issuer at a price higher than the current offering price.”

Again, this section applies to sale of securities that are registered under the Georgia Securities Act. Because the Preferred Stock to be issued in the Reclassification is exempt from registration under the Georgia Securities Act, on its face Section 10-5-12(a)(4)(A) is also not applicable to the Reclassification.

If we assume, however, that the shares of Preferred Stock to be issued in the Reclassification were registered under the Georgia Securities Act and therefore Sections 10-5-6(e) and 10-5-12(a)(4)(A) did apply, on their face, to the issuance of the Preferred Stock in the Reclassification, then the Preferred Stock and the Common Stock could be deemed “securities of the same class” only for the limited purposes of (1) the escrow conditions which the Georgia securities commission may impose on offerings by issuers that have not had any substantial revenues or net income during the past three years and (2) the restrictions on representation regarding the future sales of securities at a price higher than a current offering price. Neither the escrow conditions nor the restriction on representations regarding future offering prices are applicable to the Reclassification. Accordingly, the term “securities of the same class” as used in the Georgia Securities Act is not germane to whether the Class A Preferred Stock, Class B Preferred Stock and Common Stock are separate classes of securities under Georgia law as it applies to the Reclassification.

Opinion

Based on the foregoing, it is our opinion that, upon the filing of the Articles of Amendment, the Common Stock, Class A Preferred Stock and Class B Preferred Stock will represent separate classes of securities of the Company under Georgia law, except with respect to Sections 10-5-6(e) and 10-5-12(a)(4)(A) of the Securities Code, which are not applicable to the Reclassification.

We express no opinion as to matters under or involving the laws of any jurisdiction other than the corporate and securities laws of the State of Georgia.

/s/ EPSTEIN BECKER & GREEN P.C.

CHESTATEE BANCSHARES, INC.

ACKNOWLEDGMENT

RE:	Chestatee Bancshares, Inc. Schedule 13E-3 filed October 19, 2007 File No. 005-78638 Schedule 14A filed October 19, 2007 File No. 000-30273

With respect to the filing and amendments with respect to the Form 13E-3 and Schedule 14A referenced above (the “Filings”), each of the undersigned hereby acknowledge that:

1.      Each of the undersigned (being the Company and each filing person) is responsible for the adequacy and accuracy of the disclosure in the filing;

2.      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.      Each of the undersigned (the Company and each filing person) may not assert Staff comments as a defense in the proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Executed this 21th day of December, 2007.

CHESTATEE BANCSHARES, INC.

By:	/s/ David E. Johnson
Chairman of the Board of Directors

/s/ R. Millard Bowen
R. Millard Bowen

/s/ Marcus C. Byrd, Jr.
Marcus C. Byrd, Jr.

/s/ Glennon C. Grogan
Glennon C. Grogan

/s/ James H. Grogan
James H. Grogan

/s/ Andrew M. “Jack” Head
Andrew M. “Jack” Head

/s/ J. Philip Hester, Sr.
J. Philip Hester, Sr.

/s/ B. Todd Howard
B. Todd Howard

/s/ David E. Johnson
David E. Johnson

/s/ W. Alan McRae
W. Alan McRae

/s/ Kim M. Mills
Kim M. Mills

/s/ James M. Curry
James M. Curry

/s/ Deborah F. McLeod
Deborah F. McLeod